May 3, 2006




United States
Securities and Exchange Commission
Washington, D.C. 20549-7010
Attn: Nili Shah

                        Re:  Western Power and Equipment Corp.
                             Form 10-K for the Fiscal Year Ended July 31, 2005 File No.: 0-26230

Dear Ms. Shah:

     On behalf of Western Power and Equipment Corp. (the "Company") we are hereby responding to your comment letter of April 6, 2006. We have numbered our responses to coincide with the comment numbers in your comment letter.

     1. In all future the Company will address the factors that led to any material changes in its discussion and analysis of operating cash flows.

     2. In all future periodic filings, the Company will clarify whether interest commitments are included under its interest-bearing debt in its contractual obligation table.

     3. The Company intends to respond to this comment as soon as possible. The Company believes that the contract is material and accordingly filed it as an exhibit to an 8-K dated June 15, 2006 but inadvertently did not include it in its Form 10-K.

     If you have any questions please feel free to contact the undersigned.


                                             Sincerely,


                                             /s/ Arthur S. Marcus, Esq.
                                             ------------------------------
                                             Arthur S. Marcus, Esq.